Exhibit 21.1

SUBSIDIAIRES OF EON RESOURCES, INC.

Subsidiaries	Place of Incorporation/Organization
EON Upstream LLC	Delaware
EON Partner Inc.	Delaware
EON Investments LLC	Delaware
EON Energy LLC	Delaware
LHO Resources, LLC	Texas
LH Operating, LLC	Texas
Pogo Oil and Gas Operating, Inc.	Texas